EXHIBIT 21

ESI Subsidiaries

As of May 29, 2004

Name	State/Country of Incorporation	Percentage of Voting Securities Owned

ESI F.S.C. (dormant)	Guam	100%

Electro Scientific Industries GmbH	Germany	100%

ESI International Corporation	Oregon	100%

ESI Japan KK	Japan	100%

ESI Korea Co. Ltd.	Korea	100%

Electro Scientific Industries Ltd.	England	100%

Electro Scientific Industries, BV (dormant)	The Netherlands	100%

ESI SARL	France	100%

ESI SRL (dormant)	Italy	100%

Electro Scientific Industries Singapore PTE Ltd.	Singapore	100%

ESI China, Inc.	Oregon	100%

ESI Electronic Equipment (Shanghai) Co., Ltd.	China	100%